EXHIBIT 99.1

NEWS RELEASE

ALLIED GOLD REPORTS SECOND QUARTER 2025 RESULTS: SOLID PRODUCTION AND PROGRESS ON GROWTH PIPELINE

TORONTO, ON – August 6, 2025 ─ Allied Gold Corporation (TSX: AAUC, NYSE: AAUC) (“Allied” or the “Company”) reports second quarter of 2025 production of 91,017 gold ounces which aligns with plan, represents an increase of 8.3% from last quarter, and positions the Company to meet its guidance for the year as presented below.

SECOND QUARTER HIGHLIGHTS

Operational Highlights

•	Production, Costs and Guidance: The Company produced 91,017 ounces of gold in the second quarter, in line with plan, positioning the Company to meet its guidance for the year. In the first half of the year, the Company continued implementing improvements to its operations, and undertook a series of operational enhancements and strategic initiatives aimed at delivering a materially stronger going forward, beginning in the second half of the year. These included confirmatory drilling of high-grade areas, continued refinement of block models and grade-control processes, progressive mobilization of new mining equipment at Sadiola for material improvement of fleet availability and productivity, changes to mine management hiring experienced local management including in Mali, and continued advancing stripping at Bonikro and Agbaou to access higher grade ore in the second half of the year and next, with increased operational flexibility. These initiatives provide further confidence to guidance, with production expected on the basis of 55% in the second half of the year by comparison of 45% in the first half of the year. Third quarter production is anticipated to be comparable to the second quarter, while fourth quarter production is expected to be meaningfully higher at 118,000 to 122,000 ounces, driven mainly by higher grades. The increase in production in the second half of the year, along with operational improvements and mine sequencing, is expected to drive meaningful cost improvements.

•	Sales of 81,103 gold ounces. Timing of final shipments resulted in 9,914 oz of gold production in Q2 that was sold in July for revenue of $30 million that will be recognized in the third quarter.

•	Total cost of sales(4), cash costs(1) and All-in Sustaining Costs ("AISC")(1) per ounce sold of $2,294, $2,034, and $2,343, respectively (which include royalties based on higher gold prices and the amount for increased waste removal at Agbaou which will result in higher production in H2 and next year). The Company expects costs to be in line with annual guidance taking into account higher gold prices on operating costs with the previously disclosed gold price-based royalties. Second half AISC(1) is anticipated to decrease and be approximately $1,850, based on a $3,000 gold price, from the normalization of timing of sales, higher production and the benefit of disproportionate operating and stripping costs in the first half. Further, the ongoing benefits from cost control and reduction programs, the completion and commissioning of Phase 1 along with further upside from potential oxide discoveries at Sadiola which provide relatively inexpensive high-quality ounces, progressive cost improvements quarter-over-quarter are expected. The impact on cash flows is magnified in the fourth quarter, when production is guided to meaningfully increase.

•	Results for the first half of the year and expectations for the second half of the year are summarized as follows:

	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Production ounces	84,040	91,017	88,000 - 91,000	118,000 - 122,000
AISC(1)	$ 1,811	$ 2,343	Second half of year at approximately $1,850

•	Performance by Asset:
◦	At Sadiola, production during the quarter was 49,283 ounces and included continued contributions from the Korali-Sud zone, demonstrating the significant production upside that new oxide orebodies can provide to Sadiola in anticipation of the start of production of the first phase expansion in the fourth quarter.
◦	At Bonikro, production was 25,775 ounces driven by higher grade ore mined from PB3, and improved throughput and recovered grade in the process plant.
◦	At Agbaou, production was 15,959 ounces. Following a plan for longer term optimization and increases in mine life, the Company prioritized waste removal over ore extraction to manage storm-water inflows into the pit and to secure access to higher-grade ore in the second half of 2025 as well as to support increased operational flexibility and production levels in 2026. While waste movement is expected to continue at similar levels for the remainder of the year, ore feed, gold grades and production are expected to materially increase quarter over quarter, resulting in reduced costs and increased cash flows in the second half of the year. Consequently, annual production for Agbaou, and the benefits in the second half of the year, results in a production expectation at the mid-point of guidance of approximately 83,500 ounces.

•	Expansion of Exploration Success: Due to ongoing exploration successes and proven delivery of results, the Company has committed a further $17 million in exploration spending. Of this total $5.7 million is allocated for Sadiola, as the Company believes it can increase inventory meaningfully, including finding new oxide ounces. At Côte d'Ivoire (CDI) an additional $7.5 million has been allocated to pursue opportunities to extend the mine life by increasing Mineral Reserves through sustained drilling and other exploration efforts. At Kurmuk, an additional $3.7 million was added to the exploration budget to support the Company objective of achieving an inventory of 5 million gold ounces. Total year exploration expenditure is now expected to be approximately $37 million. The Company anticipates providing updates for Sadiola in October, Kurmuk in November and CDI in January of 2026.

Financial Results Highlights

•	Earnings:
◦	Second quarter net loss of $25.4 million or $(0.22) per share.
◦	Second quarter adjusted earnings(1) of $16.2 million or $0.14 per share.
•	Cash Flows and EBITDA
◦	Net cash generated from operating activities for the quarter was $22.0 million.
◦	Operating cash flow before income tax paid and movements in working capital was a strong inflow of $116.0 million.
◦	EBITDA(1) and Adjusted EBITDA(1) for the three months ended June 30, 2025, were $23.0 million and $71.7 million, respectively.
•	Strong Financial Position: As of June 30, 2025, the Company had cash and cash equivalents of $218.6 million. The Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn. In addition to available credit, the Company has liquidity available through future draws on the Kurmuk gold stream. Available liquidity, coupled with an anticipated step change in production and commensurate cost reduction for the remainder of the year resulting in additional flexibility from increased cash flows, positions the Company to execute on Kurmuk's remaining capital expenditures.

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NEWS RELEASE

Advancement of Key Growth Initiatives

Kurmuk: The Company continues to track well against plan for the Kurmuk Project, both in terms of physical completion and spend, having continued to achieve key milestones and progress during the second quarter of 2025. The Company is well-positioned to achieve the goal of commencing production by mid-2026. Being less than a year away from first production, the Company is advancing technical studies aimed at improving operational confidence and flexibility, including potential increases in plant throughput among other improvements and targeted optimizations.

At the end of the second quarter, Engineering and Procurement have achieved approximately 90% progress. Transportation of key equipment is advancing well, with delivery to site of key components such as the Carbon-in-Leach ("CIL") tanks and grinding mills. Structural fills at the plant terrace were completed. Key areas, including crushing, grinding, and leaching, were handed over to the civil works contractor, allowing rebar installation and concrete works. Key bulk earthworks progress outside the process plant area was achieved ahead of the rainy season. Structural, Mechanical, Plate and Piping (SMPP) contractor fabrication is progressing well, and development of the main accommodation camp is nearing completion. Mobilization of the mining fleet is ongoing with the site delivery expected imminently, and mining pioneering was completed during the quarter.

For the quarter ended June 30, 2025, $71.3 million was spent on the Kurmuk project, comprising direct construction capital expenditures and exploration activity.

The Company remains positioned to achieve the next milestones, which include:

•	Bulk mining activities start in third quarter 2025
◦	Completion of engineering in third quarter 2025
◦	Mechanical erection ramp-up in third quarter 2025 in CIL area
◦	CIL area completed in first quarter 2026
◦	Power line completion in first quarter 2026
◦	Commissioning start in second quarter 2026
◦	First gold in second quarter 2026

A November update is planned for Kurmuk Mineral Resources and Mineral Reserves, in relation to the infill drilling effort carried thus far to support the start of mining activities, along with an exploration update on the different targets throughout the property. The Company expects Kurmuk to produce an average of 290,000 ounces per year for the first four years and 240,000 ounces per year on average for the mine's life, with AISC(1) below $950 per ounce.

Sadiola Phased Expansion: The first phase of expansion at Sadiola advanced on schedule and on budget during the second quarter. Earthworks, civil works and structural fill, along with engineering and procurement, are progressing well with engineering and procurement essentially complete. The first components of the modular three-stage crushing plant have been shipped to site, and preparatory earthworks in the area have commenced. The mill motor has landed on site, as have the mill components. The first batch of structural steel has arrived on site and erection will commence imminently. Major mechanical equipment, including the cyclones and pumps are en route and will arrive on site for installation during the third quarter. The current third quarter focus will be on installation of structural steel and mechanical equipment allowing for follow-on completion of the electrical, control and instrumentation installation scope and commissioning in the fourth quarter.

Continued investment in the first phase expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at $70 million in 2025. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the processing plant lines, which will be dedicated to treating fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant. With the completion of the first phase expansion, Sadiola is expected to produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next expansion phase.

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NEWS RELEASE

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start production in late 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine's life, with AISC(1) expected to decrease to below $1,200 per gold ounce.

Strategic Initiatives Highlights

Allied executed a number of strategic transactions and initiatives during the second quarter, reinforcing a fortress balance sheet, further improving the Company's financial flexibility, enhancing trading liquidity and broadening the shareholder base. The transactions include:

•	Sadiola Strategic Arrangements

In the process of reviewing its power needs and overall power supply strategy, particularly in relation to Sadiola, the Company engaged with several parties over the course of the year, and it previously announced that it was negotiating a broader arrangement that included a power supply agreement and a sale of a portion of the Company’s ownership in Sadiola with Ambrosia Investment Holding (“Ambrosia”). Subsequently, the Company also received a proposal from a third party for the purchase of a portion of Sadiola, on comparable terms. While the Company continues discussions relating to possible broader corporate transactions with Ambrosia and others, Allied has determined that selling any portion of Sadiola should not be undertaken at this time, and the pursuit of a power solution for Sadiola should be undertaken independently of broader corporate or asset level transactions. In addition to available independent power solutions being better priced and scaled, there has been considerable advancement with Sadiola that supports considerably greater value.

The Company has significantly advanced its analysis of power supply requirements for various expansion scenarios at Sadiola following the Phase 1 expansion. It has made substantial progress in assessing and negotiating the implementation of robust, proven, self-sufficient, pure-power solutions with experienced African power generation specialists. These solutions are tailored to the phased expansion approach at Sadiola, allowing for the progressive implementation of sustainable and reliable off-grid solutions. These pure-power solutions will enable the Company to deploy the optimal renewable energy penetration rate for each stage of the expansion project, improving energy supply reliability at all times, and achieving meaningful medium-term savings over the next five years, while remaining competitive in the longer term compared to the Ambrosia proposal, which had a higher capital intensity associated with a large-scale solar plant covering the requirements of the Phase 1 expansion, that led to meaningfully higher costs of power in the short to medium term.

Given the results of this process and the strategic relevance of self-reliant power supply, which has become a stated goal of the government in Mali, the Company has decided to advance the implementation of a self-reliant power generation solution for the site. This enables the Company to pursue an optimal solution for Sadiola, in collaboration with specialized and renowned partners, and where the Company also holds a significant ownership interest in the energy infrastructure. The Company is currently completing negotiations with a select group of companies for the long-term supply of energy to Sadiola. The solutions propose a phased deployment of a combination of off-grid thermal generation and solar-battery energy sources, offering a competitive levelized cost of energy compared to previous studies and the market. Allied expects to settle the framework agreements imminently and complete contract negotiations by the beginning of the fourth quarter of 2025. Amongst the many advantages of this solution, it creates more efficiency than pure solar alone, is cost effective and it is scalable to accommodate the larger expansion of Phase 2, or the incremental expansions between Phases 1 and 2 whose technical studies are being completed.

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NEWS RELEASE

The Company concluded that it is able to execute its development strategy for Sadiola without the need to divest any stake in the asset, retaining ownership and gold-price leverage of a high-quality asset and exploration portfolio that has increased in value since the beginning of the year. Sadiola continues to stand out as a Tier-1 asset, underpinned by a strong operational base, significant mineral reserves and a leading production growth profile.

This confidence, and reasons to maintain full ownership of the asset and seek better terms with another power-solution partner, is supported by gold prices being substantially higher than at the time of engagement with the above-mentioned parties which significantly appreciates the value of the asset, the ongoing Phase 1 expansion being well advanced and on track for first gold production this year, improvements in governmental and other similar stakeholder engagements in Mali, a significantly improved and improving business environment in country, improved mine plans and management of the asset, and the advancement of engineering studies to assess the merits of a progressive expansion after Phase 1. This progressive approach targets reduced capital requirements in the medium term, leveraging the existing processing infrastructure. Furthermore, Allied is advancing test-work and engineering studies aimed to meaningfully increase metallurgical recoveries through the implementation of flotation and concentrate leaching as an add-on to the project. In addition to these technical studies and opportunities aimed at unlocking significant value and optionality, Allied has made significant progress on developing new oxide targets near mine, and is actively pursuing their conversion to mineral inventories and potential development, supported by an increased exploration budget and drilling program at Sadiola, focused on near-plant oxide opportunities.

As noted, Allied has positioned itself as a reliable partner with the Malian government, being the first company to adopt a new mining protocol in light of the 2023 mining code. The Company continues advancing discussions with SOREM (Mali state-owned mining company) to pursue potential mining opportunities in the vicinity of Sadiola and other highly prolific areas in Mali. While definitive arrangements have not been concluded at this time, the Company is in advanced discussions and is encouraged with the prospects under evaluation and the cooperativeness and ongoing engagement with in-country authorities.

With all of these regional, economical and technical factors considered, the Company believes that the implied value of Sadiola has increased significantly during a time coincident with the Company’s conclusion that pursuing a self-reliant independent and optimized power solution is a better way to create value.

•	New York Stock Exchange Listing: Allied began trading on the NYSE under the ticker symbol AAUC on June 9, 2025. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Allied's common shares, and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

•	Common Share Consolidation: In May of 2025, and in connection with the Company’s application to list its common shares on the NYSE, the Company completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares outstanding.

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NEWS RELEASE

•	Bought Deal Public Offering and Concurrent Block Trade: During the quarter, in April of 2025, the Company successfully closed on a bought deal public offering, and a significant shareholder of the Company completed a concurrent block trade transaction of common shares owned by such shareholder. The offering was for an aggregate of 17,250,000 common shares at a price of C$5.35 per share (on a pre-consolidation basis) for aggregate gross proceeds of $66.8 million and net proceeds of $61.9 million.

Enhancing market liquidity remains a key objective for the Company. Over the past 18 months, average daily trading volume, measured over a 20-day period, has increased approximately ninefold. The significant shareholder's block trade and the Company's offering further improved trading liquidity in advance of the Company's listing on the New York Stock Exchange. These transactions also support broader index inclusion and additional investor interest, all of which should help the Company's share price better reflect the Company's intrinsic value per share.

The Company intends to use the net proceeds from the offering to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d'Ivoire, and conducting additional exploration and development activities across its broader asset portfolio. The proceeds of the offering are expected to assist the Company in accelerating value creation from these assets and associated activities.

•	Zero-Cost Collar Execution: On May 7, 2025, the Company completed a gold price protection program that ensures a minimum price of $3,048 per ounce and full upside to $4,000 per ounce on gold production of 15,500 ounces per month from June 2025 through to March 2026, equalling a total of 155,000 ounces. Inclusive of already existing gold production under preceding gold price protection through March of 2026, this represents approximately 75% of total production in that period, thereby ensuring higher margins and cash flows as the Company completes the development of Kurmuk.

Sustainability, Health and Safety Highlights

•	The Company did not report any significant Environmental Incidents for the three months ended on June 30, 2025.
•	The Company’s Total Recordable Injury Rate (TRIR) was 0.87, compared to a TRIR of 1.08 in the comparative prior year quarter.
•	In terms of Lost Time Injuries (“LTI”), the Company reported two LTI for the three months ended June 30, 2025, compared to two LTI in the comparative prior year quarter, which results in a Company Lost Time Injury rate (“LTIR”) for the three months ended June 30, 2025 of 0.35, compared to a LTIR of 0.54 in the comparative prior year quarter.

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NEWS RELEASE

Summary of Operational Results

For three months ended June 30,
2025
Gold ounces
Production	91,017
Sales(8)	81,103
Per Gold Ounce Sold
Total Cost of Sales(4)	$2,294
Cash Costs(1)	$2,034
AISC(1)	$2,343

Average revenue per ounce	$3,098
Average market price per ounce*	$3,280

*Average market prices based on the LBMA PM Fix Price

Gold production of 91,017 ounces during the three months ended June 30, 2025, was in line with expectations and driven by strong performance at Bonikro and Sadiola. As previously disclosed, production for the year is expected to follow a 45%/55% weighting between the first and second half, with the fourth quarter being the strongest of the year.

Total cost of sales(4) on a per gold ounce sold basis of $2,294 for the three months ended June 30, 2025. Cash costs(1) on a per gold ounce sold basis of $2,034 for the three months ended June 30, 2025. AISC(1) on a per ounce gold sold basis for the current quarter of $2,343. As described in the Company's annual guidance, every $100 per ounce increase in the price of gold results in $15 per ounce higher consolidated AISC(1), which was based on a baseline for guidance of $2,500 per ounce, and at an average realized price in excess of $3,250 per ounce for the second quarter, consolidated AISC(1) was impacted by over $100 per ounce, impacting all mines, but disproportionately higher at Sadiola where gold price alone resulted in a $250 per ounce increase. At Bonikro, all unitary costs metrics were in line with plan. At Agbaou, following a plan for longer term optimization and increases in mine life, the Company prioritized waste removal over ore extraction to manage storm-water inflows into the pit and to secure access to higher-grade ore in the second half of 2025 as well as to support increased operational flexibility and production levels in 2026. Stripping costs in the second quarter, in the amount of $13.2 million, had a large impact on AISC(1) over the 14,938 ounces sold. Mine sequencing and the increase in stripping resulted in approximately $850 more AISC(1) per ounce in relation to the first quarter of 2025. While waste movement is expected to continue at similar levels for the remainder of the year, ore feed, gold grades and production are expected to materially increase quarter over quarter, resulting in reduced costs and increased cash flows in the second half of the year. Consequently, annual production for Agbaou, and the benefits in the second half of the year, results in a production expectation at the mid-point of guidance of approximately 83,500 ounces. In addition to operational factors, increased waste removal in 2025 allows for less reliance on short-term resource conversion to support production levels in 2026, creating a bridge to focus additional exploration spending at Agbaou on more transformational targets aimed at adding ounces and with an objective to increase mine life at Agbaou by four to six years, with the completion of the first stage exploration program in 2026. Production in 2026 is expected to further increase from the current year.

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NEWS RELEASE

At Sadiola, as previously disclosed, the 2023 mining code is expected to impact costs by approximately $240 to $300 per ounce, with Korali-Sud attracting further government and third-party royalty burdens of an additional $200 per ounce, as it is subject to the full impact of the 2023 mining code without derogation of royalties. With continued contributions from Korali-Sud during the quarter, costs were impacted commensurately. Sadiola costs in the first quarter of 2025 were positively impacted by the sale of significant levels of Korali inventory from 2024. Had those ounces not been sold in the first quarter of 2025, Sadiola AISC(1) would have been approximately $2,150. As such, the change in costs in the second quarter over the first quarter is predominantly from the higher gold price and its impact on royalties. When compared to the prior year comparative quarter, increased gold prices and the 2023 mining code have resulted in an impact of approximately $600 per ounce in the Sadiola structure year-over-year.

Gold sales(8) of 81,103 ounces for the quarter ended June 30, 2025 compared to 84,611 ounces sold in the comparative quarter. Gold sales differed from production due to the timing of gold pours and final shipments before quarter end. The resulting build-up in finished goods inventory has been sold in July.

Average revenue per ounce generally diverges modestly from the average market price due to the impact of ounces delivered under the streams.

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

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NEWS RELEASE

Sadiola Key Performance Information (100% Basis)	For three months ended June 30,
2025
Operating
Ore mined (M tonnes)	1.55
Waste mined (M tonnes)	6.10
Ore processed (M tonnes)	1.29
Gold
Production (Ounces)	49,283
Sales(8) (Ounces)	43,648
Feed grade (g/t)	1.31
Recovery rate (%)	89.1%
Total cost of sales per ounce sold(4)	$2,493
Cash costs per ounce sold(1)	$2,351
AISC per ounce sold(1)	$2,471
Financial (In thousands of US Dollars)
Revenue	$138,985
Cost of sales (excluding DDA)	(103,175)
Gross profit excluding DDA(1)	$35,810
DDA	(5,635)
Gross Profit	$30,175
Capital Expenditures (In thousands of US Dollars)
Sustaining	$978
Expansionary	20,194
Exploration	40

For the three months ended June 30, 2025, Sadiola produced 49,283 ounces of gold. Production in the quarter was in line with plan and annual guidance, and includes the continued contribution from Korali-Sud high-grade oxide ore, as well as its fresh ore, through co-processing of Sadiola and Korali ores. Co-processing started on May 6, 2025 and is expected to continue into the third quarter of 2025. This initiative maximizes production, with clay content from Korali-Sud being mitigated by ore coming from Sadiola. Production is now fully supported by active pit mining, ending reliance on stockpiles, while unlocking improved grade control and mine-to-mill predictability, which sets a stronger base for long-term cost management. The Company is actively evaluating the future contribution of Korali-Sud and other new sources of oxide ore identified within the Sadiola mining licence with an update expected to be provided in due course. Oxide ore is favoured in the short term as it provides the plant with relatively inexpensive, high quality ounces.

Instrumentation upgrades to the process-plant are progressing with improvements in throughput, delivering an additional 171,000 tonnes from January through to May, resulting in over 5,900 more recovered ounces during the this period in relation to plan. Further savings in elution reagent costs are expected, driven by a reassessment of reagent-rate value calculations. Additional improvements include optimization of the regrind mill cyclone performance, and an upgrade to the feed-pump capacity at the processing plant. Once completed, further gains in throughput and recovery are expected. Commissioning of the Phase 1 process plant upgrade will supplement the ongoing instrumentation upgrade efforts.

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NEWS RELEASE

At Sadiola, as previously disclosed, the 2023 mining code is expected to impact costs by approximately $240 to $300 per ounce, with Korali-Sud attracting further government and third-party royalty burdens of an additional $200 per ounce, as it is subject to the full impact of the 2023 mining code without derogation of royalties. With continued contributions from Korali-Sud during the quarter, costs were impacted commensurately. Sadiola costs in the first quarter of 2025 were positively impacted by the sale of significant levels of Korali inventory from 2024. Had those ounces not been sold in the first quarter of 2025, Sadiola AISC(1) would have been approximately $2,150. As such, the change in costs in the second quarter over the first quarter is predominantly from the higher gold price and its impact on royalties.

AISC(1) for the quarter was $2,471 per gold ounce. As described in the Company's annual guidance, every $100 per ounce increase in the price of gold results in $15 per ounce higher consolidated AISC(1), which was based on a baseline for guidance of $2,500 per ounce, and at an average realized price in excess of $3,250 per ounce for the second quarter, consolidated AISC(1) was impacted by over $100 per ounce, impacting all mines, but disproportionately higher at Sadiola where gold price alone resulted in a $250 per ounce increase.

Sadiola Expansion Project and Korali-Sud

The first phase of expansion at Sadiola broke ground in the fourth quarter of 2024 and advanced on schedule and on budget during the second quarter. Earthworks, civil works and structural fill, along with engineering and procurement, are progressing well with engineering and procurement essentially complete. The first components of the modular three-stage crushing plant have been shipped to site, and preparatory earthworks in the area have commenced. The mill motor has landed on site, as have the mill components. The first batch of structural steel has arrived on site and erection will commence imminently. Major mechanical equipment, including the cyclones and pumps are en route and will arrive on site for installation during the third quarter. The current third quarter focus will be on installation of structural steel and mechanical equipment allowing for follow-on completion of the electrical, control and instrumentation installation, and commissioning in the fourth quarter.

Continued investment in the first phase expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at $70 million in 2025. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the processing plant lines, which will be dedicated to treating fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting during the fourth quarter of 2025. With the completion of plant modifications in the first phase, Sadiola is expected to stabilize and produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion. The Phase 2 Expansion, planned as a new processing plant with planned project commencement in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start production in late 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine's life, with AISC(1) expected to decrease to below $1,200 per gold ounce.

Further, the Company is conducting engineering studies to determine the optimal path for a progressive, phased expansion of the existing plant beyond the year 2025, with the objective to target similar ultimate production levels at improved capital intensity. This will be achieved by advancing opportunities for optimization of the Sadiola Gold Mine Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10 percentage points through the use of flotation and concentrate leaching. The progressive expansion would facilitate treatment of Fresh Ores, potentially reducing the requirements for a future single, major capital expenditure and accelerating gold production through increased plant throughput. These studies, supported by the Company's phased investment, seek to improve Sadiola's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Gold Mine Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

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Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base critical for the existing and planned processing infrastructure. Ongoing exploration activities at Sekekoto West, FE4, FE2 Trend and Tambali South are crucial to Allied's strategy to leverage the existing resources and infrastructure to maximize production and cash flows in the short term.

During the quarter, exploratory and resource drilling programs were conducted on the Sadiola licence. A total of 273 holes were drilled totalling 24,627 metres by five exploration drill rigs. Resource and exploratory drilling programs continued and were expanded at the Sekekoto West, Tambali and FE4 deposits, and at the FE2.5 prospect during the quarter. A sterilization drill program over a proposed new tailings storage facility, to the east of Sadiola Mine continued and is expected to be completed in the third quarter.

Exploratory drilling at Sekekoto West deposit was extended to the north during the quarter with drillhole intersections demonstrating that the deposit remains open 500 metres to the north outside of the current pit designs. Further drilling is planned to continue testing for strike extensions of this mineralized trend to the north and south.

At the Tambali deposit, deeper core drilling of the fresh rock mineralization is being carried out on 100 metre section lines with a goal to be completed in the third quarter of 2025. Drillhole intersections demonstrate good continuity of economic mineralization to 320 metres depth. An updated geological model completed in the second quarter will provide guidance for further drill testing of this deposit in subsequent programs.

At FE4, a 199-hole drill program, now 29% completed, is being carried out to both upgrade inferred mineral resources to Indicated and test for extensions to the known mineralization. Results to date have been encouraging.

Drilling continued to the north of the 1.1 kilometre-long FE2.5 oxide gold prospect and extended oxide gold mineralization for another 1.1 kilometres further north to the south end of the historic 1.2 kilometre long FE2 pit. Oxide gold mineralization has now been followed, more or less continuously for 3.4 kilometres and is open to the north and, less so, to the south. Drilling will continue to test this limestone/clastic sediment trend with wide-spaced holes for another 2 kilometres to the north of the FE2 pit with a goal to exhibit potential for shallow oxide gold resources along the entire 5.5 kilometre long trend. Once the scope of the mineralization is defined, a systematic program of resource conversion will be carried out as required.

Further, Sadiola will also see continued efforts with five drills dedicated to continue testing for and extending the gold mineralized structures at Sadiola Main, Tambali, FE2 Trend, Sekekoto Trend and FE4 with a further budget of $5.7 million. The exploration is focused on both oxide and fresh mineralization with a preference for oxide gold mineralization in the near term. Oxide ore is favoured in the short term as it provides the plant with relatively inexpensive, high quality ounces. The horizontal and down-dip/down-plunge limits of these systems have not been defined yet and expectations of ongoing discovery/additions are high. A sixth drill will begin to follow up on other mineralized structures/ideas over the property area.

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Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities, provide optionality and significant synergies.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information (100% Basis)	For three months ended June 30,
2025
Operating
Ore mined (M tonnes)	0.59
Waste mined (M tonnes)	5.05
Ore processed (M tonnes)	0.63
Gold
Production (Ounces)	25,775
Sales (Ounces)	22,517
Feed grade (g/t)	1.26
Recovery rate (%)	95.0%
Total cost of sales per ounce sold(4)	$1,928
Cash costs per ounce sold(1)	$1,384
AISC per ounce sold(1)	$1,592
Financial (In thousands of US Dollars)
Revenue	$66,564
Cost of sales (excluding DDA)	(31,361)
Gross profit excluding DDA(1)	$35,203
DDA	(12,056)
Gross Profit	$23,147
Capital Expenditures (In thousands of US Dollars)
Sustaining	$12,877
Expansionary	—
Exploration	2,292

Bonikro produced 25,775 ounces of gold during the three months ended June 30, 2025, in line with plan and annual guidance. The strong production was driven by higher grade ore mined from PB3, and improved throughput and recovered grade in the process plant. Improved plant throughput was achieved with the completion of plant enhancements, increased crusher availability, improved fragmentation, and enhanced maintenance practices.

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NEWS RELEASE

Bonikro remained on plan in the quarter, benefiting from mine sequencing into higher-grade zones and stable plant performance. Throughput improved following enhancements to the comminution circuit, including screen panel modifications that lifted mill rates by nearly 9%. Gains were also supported by better crusher availability and proactive maintenance routines.

The ongoing stripping campaign at PB3 and PB5 in the first half of the year positions the Company on track to expose higher-grade material for the last quarter of 2025, as well as the following years, with minimal waste stripping expected during 2026 and 2027. This mining sequencing at Bonikro, for an anticipated $60 million of capital expenditures related to production stripping during 2025, will lead to robust free cash flows, as the stripping ratio decreases and it further exposes higher-grade ore. As the waste stripping benefits not only 2025 but also the following two years of production, the AISC(1) per ounce sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027.

The Company has now succeeded in implementing a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). The Company anticipates waste stripping in the third quarter at similar levels than that completed during the second quarter, after which Bonikro PB5 be able to provide higher-grade ore for the remaining years of its current life. Costs for the period were in line with plan.

Gold sales differed from production due to the timing of gold pours and final shipments before quarter end. The resulting build-up in finished goods inventory has been sold in July.

Hiré and Oumé Exploration

Resource and exploration drilling was conducted during the quarter on the Company's mining licences and exploration licences.

At the Hiré mine, three rigs defined relatively narrow lenses of oxide gold mineralization traceable for 550 metres and 1,100 metres at the Assondji-So Marais and Assondji-So South areas, respectively. Both of these zones lie within the southwest part of the compensation area with mineralization expected to extend to the west outside of the permitted area. Work to further extend the Assondji So South mineralization, to the southwest, is expected to begin in the third quarter. Scout drilling also started immediately south of the Assondji So pit over an area of historic artisanal workings. This work is expected to continue into the third quarter. A program is also planned to commence in the third quarter to test the underground potential of the gold mineralization below the Akissi So pit.

Oumé Exploration

At the Oumé Project, drilling to convert Inferred mineral resources to Indicated mineral resources was completed at the Dougbafla North prospect with some holes designed to extend the zone across strike and to depth. Drilling resumed over the Dougbafla West deposit with a goal to infill and extend the mineralized lenses with drilling continuing into the third quarter. Exploration work plans have been proposed to the east of the Dougbafla Central zone and SW of the Dougbafla West Prospect as the limits of the Oumé mineralized systems have not been defined yet. One of the goals of the step out drilling is to identify additional felsic intrusions along the shear corridor where wider mineralized zones would be expected.

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NEWS RELEASE

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other.

Agbaou Key Performance Information (100% Basis)	For three months ended June 30,
2025
Operating
Ore mined (M tonnes)	0.41
Waste mined (M tonnes)	9.71
Ore processed (M tonnes)	0.59
Gold
Production (Ounces)	15,959
Sales (Ounces)	14,938
Feed grade (g/t)	0.89
Recovery rate (%)	94.7%
Total cost of sales per ounce sold(4)	$2,267
Cash costs per ounce sold(1)	$2,085
AISC per ounce sold(1)	$3,104
Financial (In thousands of US Dollars)
Revenue	$46,430
Cost of sales (excluding DDA)	(30,366)
Gross profit excluding DDA(1)	$16,064
DDA	(3,495)
Gross Profit	$12,569
Capital Expenditures (In thousands of US Dollars)
Sustaining	$13,721
Expansionary	—
Exploration	989

Agbaou produced 15,959 ounces of gold during the three months ended June 30, 2025, and aligned with the revised mine sequence. Production in the quarter was the result of higher oxide grade mined in the Agbale pit and treated at Agbaou. This allowed for increased throughput in the process plant. The performance was supported by mining fleet performance optimization and the implementation of enhanced short-interval controls.

At Agbaou, the Company prioritized waste removal over ore extraction to manage storm-water inflows into the pit and to secure access to higher-grade ore in the second half of 2025 as well as to support increased operational flexibility and production levels in 2026. Stripping spend in the second quarter, which amounted to $17.9 million, had a large impact on AISC(1) over the 14,938 ounces sold. While waste movement is expected to continue at similar levels for the remainder of the year, ore feed, gold grades and production are expected to materially increase quarter over quarter, resulting in reduced costs and increased cash flows in the second half of the year. In addition to operational factors, increased waste removal in 2025 allows for less reliance on short-term resource conversion to support production levels in 2026, creating a bridge to focus additional exploration spending at Agbaou on more transformational targets aimed to add ounces and with an objective to increase mine life at Agbaou by four to six years, with the completion of the first stage exploration program in 2026. Production in 2026 is expected to further increase from the current year.

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NEWS RELEASE

The Company has now succeeded in implementing a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). The benefits of the centralized contractor model and the Hub-and-Spoke structure implemented are becoming more evident, enabling improved agility in managing shared resources and coordinating recovery efforts across sites. These enablers will be further embedded in the coming months as the Company transitions from initiation to full execution. Looking ahead, execution discipline will remain central to delivering value in the second half. With deeper integration of the Hub-and-Spoke model, continued focus on plant optimization, and improved mining flexibility.

Costs for the second quarter, as anticipated, reflect the significant increase in stripping at WP 7, which will benefit access to oxide ore in the later part of 2025, partially offset by the successful implementation of a centralized management model. This is expected to result in higher production at lower costs for the remainder of 2025, as second half of the year sustaining capital significant decreases in the third quarter, and is minimal in the fourth quarter.

Gold sales differed from production due to the timing of gold pours and final shipments before quarter end. The resulting build-up in finished goods inventory has been sold in July.

Agbaou Exploration

Allied is actively pursuing opportunities to extend the mine life by increasing Mineral Reserves through sustained drilling and other exploration efforts. In the second quarter of 2025, with a further budget of $7.5 million for the year, the Company launched a focused initiative comprising two strategic projects aimed at accelerating this objective.

The first project targets the Agbaou West and East pits, with the goal of upgrading Inferred Mineral Resources to Indicated Mineral Resources to test for down dip extensions of known mineralization and to test for new lenses. The drilling campaign, structured in three phases, commenced in July, 2025, and is scheduled for completion in the first half of 2026. The program's goal is to add several more years to mine life.

The second project focuses on the Hire-Akissi So target, where the Company is working to confirm the presence of an underground mineable resource at grades ranging from 3 to 4 g/t of gold. This two-phase drilling program also commenced in July 2025, and is expected to conclude by late first quarter of 2026.

Allied anticipates reporting progress on these initiatives by delivering a program status update in the second quarter of 2026. Up to seven core drills will be devoted to these two programs with one other RC drill dedicated to testing new targets.

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NEWS RELEASE

Kurmuk, (100% interest(7)), Ethiopia

The Company continues to track well against plan for the Kurmuk Project, both in terms of physical completion and spend, having achieved key milestones and progress during the second quarter of 2025. The Company remains positioned to achieve the next milestones, which include:

◦                      Bulk mining activities start in third quarter 2025,

◦                      Completion of engineering in third quarter 2025,

◦                      Mechanical erection ramp-up in third quarter 2025 in CIL area,

◦                      CIL area completed in first quarter 2026,

◦                      Power line completion in first quarter 2026,

◦                      Commissioning start in second quarter 2026,

◦                      First gold in second quarter 2026.

Being less than a year away from first production, the Company is advancing technical studies aimed at improving operational confidence and flexibility, including potential increases in plant throughput among other improvements and targeted optimizations. The Company is also advancing a detailed review of the remaining aspects of the project, including project supply chain and logistics. Notable quarterly updates include:

•	Engineering and Procurement have achieved approximately 90% progress. Transportation of key equipment is advancing well, with delivery to site of key components such as the Carbon-in-Leach ("CIL") tanks and grinding mills.
◦	Structural fills at the plant terrace were completed.
◦	Critical areas including crushing, grinding, and CIL were handed over to the civil contractor, allowing rebar installation and concrete works:
▪	Foundation work for all CIL tanks and thickeners is complete and handed over to the Structural, Mechanical, Plate and Piping ("SMPP") contractor.
▪	Concrete casting for both the SAG and Ball mill has been finalized, marking a key milestone in plant infrastructure readiness.
▪	Works are progressing on the primary crusher, stockpile tunnel, process water tanks, and reagents facilities in line with the schedule.
◦	Key bulk earthworks progress outside the process plant area was achieved ahead of the rainy season, including:
▪	Substantial completion of the water storage dam, a critical milestone for water capture ahead of the wet season.
▪	The construction of the explosives magazine facilities is progressing as planned, with work on track to support the scheduled arrival of the first explosives on site.
▪	The construction of the airstrip has been completed, marking a key logistics, safety and security milestone for the project.
◦	SMPP contractor fabrication is progressing well, and site mobilization is advancing through a phased approach focused on erecting the permanent camp ancillary facilities.
◦	Development of the main accommodation camp is nearing completion, with key support facilities including a 1,200-person kitchen, administration building, clinic, and laundry being actively managed to accommodate the project's expanding workforce and mobilization needs.
◦	Mobilization of the mining fleet is ongoing with the site delivery expected imminently.
◦	Meanwhile, the Company completed pioneering mining activities for the establishment of access and infrastructure. Mining activities will continue throughout the year and into 2026, with the objective of preparing the mine and building ore stockpiles to support the commissioning stage and the start of operations.

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NEWS RELEASE

Kurmuk is expected to produce first gold by mid-2026, contributing an estimated 175,000 ounces of gold in the second half of 2026. On a year-to-date basis, $127.4 million has been spent on the Kurmuk Project, comprising direct construction capital expenditures and exploration activity, with $71.3 million spent in the quarter.

A November update is planned for Kurmuk Mineral Resources and Mineral Reserves, in relation to the infill drilling effort carried thus far to support the start of mining activities, along with an exploration update on the different targets throughout the property.

Operational Summary

For three months ended June 30, 2025	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola Gold Mine	49,283	43,648	$2,493	$2,351	$2,471
Bonikro Gold Mine	25,775	22,517	$1,928	$1,384	$1,592
Agbaou Gold Mine	15,959	14,938	$2,267	$2,085	$3,104
Total	91,017	81,103	$2,294	$2,034	$2,343

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NEWS RELEASE

FINANCIAL SUMMARY AND KEY STATISTICS

Key financial operating statistics for the second quarter 2025 are outlined in the following tables.

(In thousands of US Dollars, except for shares and per share amounts) (Unaudited)	For three months ended June 30,		For six months ended June 30,
	2025	2024	2025	2024
Revenue	$251,979	$195,614	$598,386	$370,681
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(164,902)	(115,485)	(372,694)	(237,001)
Gross profit excluding DDA(1)	$87,077	$80,129	$225,692	$133,680
DDA	(21,186)	(12,358)	(40,143)	(23,460)
Gross profit	$65,891	$67,771	$185,549	$110,220
General and administrative expenses	$(27,713)	$(15,240)	$(46,565)	$(29,401)
Exploration and evaluation expenses	(3,810)	(3,054)	(7,337)	(7,884)
Loss on revaluation of financial instruments and embedded derivatives	(13,971)	(2,099)	(28,087)	(3,882)
Other losses	(18,621)	(4,214)	(17,493)	(7,629)
Net earnings before finance costs and income tax	$1,776	$43,164	$86,067	$61,424
Finance costs	(2,764)	(7,082)	(8,074)	(12,719)
Net (loss) earnings before income tax	(988)	36,082	77,993	48,705
Current income tax expense	$(14,560)	$(18,894)	$(42,260)	$(27,380)
Deferred income tax recovery (expense)	24	(769)	(11,320)	(5,748)
Net (loss) earnings	$(15,524)	$16,419	$24,413	$15,577

(Loss) earnings attributable to:
Shareholders of the Company	$(25,410)	$8,298	$(10,286)	$2,613
Non-controlling interests	9,886	8,121	34,699	12,964
Net (loss) earnings for the period	$(15,524)	$16,419	$24,413	$15,577

Net (loss) earnings per share attributable to shareholders of the Company
Basic	$(0.22)	$0.10	$(0.09)	$0.03
Diluted	$(0.22)	$0.09	$(0.09)	$0.03

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NEWS RELEASE

(In thousands of US Dollars, except per share amounts)	For three months ended June 30,		For six months ended June 30,
	2025	2024	2025	2024
Net (Loss) Earnings attributable to Shareholders of the Company	$(25,410)	$8,298	$(10,286)	$2,613
Net (Loss) Earnings attributable to Shareholders of the Company per Share	$(0.22)	split presentation to basic/diluted	$(0.09)	$0.03
Loss on revaluation of financial instrument	13,971	2,099	28,087	3,882
Depreciation of Korali share-based payment for permit	876	—	4,756	—
Foreign exchange	292	568	3,335	832
Share-based expense	17,170	2,011	21,277	4,138
Other Adjustments*	16,490	(3,148)	27,439	(1,066)
Tax adjustments	(7,168)	1,805	(13,314)	2,159
Total increase to Attributable Net Earnings(2)	$41,631	$3,335	$71,580	$9,945
Total increase to Attributable Net Earnings(2) per share	$0.37	$0.04	$0.64	$0.12
Adjusted Net Earnings(1)	$16,221	$11,633	$61,294	$12,558
Adjusted Net Earnings(1) per Share	$0.14	$0.14	$0.55	$0.15

*Comprises contingencies and other legal matter costs of $5.6 million for the second quarter ($9.9 million year-to-date) and corporate development and transaction related costs of $9.2 million for the second quarter ( $10.2 million year-to-date), along with other items that are individually insignificant.

Second Quarter 2025 Conference Call

The Company will host a conference call and webcast on Thursday, August 7, 2025 at 9:00 a.m. ET.

Toll-free dial-in number (Canada/US):	1-800-715-9871
Local dial-in number:	647-932-3411
Toll Free (UK):	+44-800-260-6466
Participant passcode:	1330785
Webcast:	https://alliedgold.com/investors/presentations

The webcast replay will be available shortly after the conclusion of the call.

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

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NEWS RELEASE

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures and ratios to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;

•	AISC per gold ounce sold;

•	Gross profit excluding DA;

•	Sustaining, Expansionary and Exploration Capital Expenditures;

•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and

•	EBITDA and Adjusted EBITDA.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs, AISC, Gross profit excluding DA, Sustaining, Expansionary and Exploration Capital Expenditures, Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share, EBITDA and Adjusted EBITDA, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

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NEWS RELEASE

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS and, therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC includes only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

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NEWS RELEASE

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs and AISC. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

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NEWS RELEASE

(In thousands of US Dollars, unless otherwise noted)	For three months ended June 30, 2025				For three months ended June 30, 2024
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$31,361	$30,366	$103,175	$164,902	$24,497	$31,330	$59,658	$115,485
DDA	12,056	3,495	5,635	21,186	9,830	1,126	1,402	12,358
Cost of Sales	$43,417	$33,861	$108,810	$186,088	$34,327	$32,456	$61,060	$127,843
Cash Cost Adjustments
DDA	$(12,056)	$(3,495)	$(5,635)	$(21,186)	$(9,830)	$(1,126)	$(1,402)	$(12,358)
Agbaou Contingent Consideration	—	828	—	828	—	36	—	36
Silver by-Product credit	(192)	(42)	(559)	(793)	(87)	(48)	(127)	(262)
Total Cash Costs(1)	$31,169	$31,152	$102,616	$164,937	$24,410	$31,318	$59,531	$115,259

AISC(1) Adjustments
Reclamation & Remediation Accretion	$137	$156	$419	$712	$218	$318	$561	$1,097
Exploration Capital	969	989	40	1,998	2,090	—	—	2,090
Exploration Expenses	26	23	3,789	3,838	213	2,254	587	3,054
Sustaining Capital Expenditures	3,228	13,720	979	17,927	2,559	1,269	1,998	5,826
IFRS 16 Lease Adjustments	322	322	—	644	—	30	—	30
Total AISC(1)	$35,851	$46,362	$107,843	$190,056	$29,490	$35,189	$62,677	$127,356

Gold Ounces Sold	22,517	14,938	43,648	81,103	19,036	15,066	50,509	84,611

Cost of Sales per Gold Ounce Sold	$1,928	$2,267	$2,493	$2,294	$1,803	$2,154	$1,209	$1,511
Cash Cost(1) per Gold Ounce Sold	$1,384	$2,085	$2,351	$2,034	$1,282	$2,079	$1,179	$1,362
AISC(1) per Gold Ounce Sold	$1,592	$3,104	$2,471	$2,343	$1,549	$2,336	$1,241	$1,505

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NEWS RELEASE

(In thousands of US Dollars, unless otherwise noted)	For six months ended June 30, 2025				For six months ended June 30, 2024
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$60,579	$56,524	$255,591	$372,694	$57,577	$67,077	$112,347	$237,001
DDA	18,855	5,278	16,010	40,143	16,636	3,460	3,364	23,460
Cost of Sales	$79,434	$61,802	$271,601	$412,837	$74,213	$70,537	$115,711	$260,461
Cash Cost Adjustments
DDA	$(18,855)	$(5,278)	$(16,010)	$(40,143)	$(16,636)	$(3,460)	$(3,364)	$(23,460)
Cost of production of ounces distributed as dividend-in-kind	—	—	9,135	9,135	—	—	—	—
Agbaou Contingent Consideration	—	1,947	—	1,947	—	719	—	719
Silver by-Product credit	(329)	(113)	(607)	(1,049)	(201)	(92)	(227)	(520)
Total Cash Costs(1)	$60,250	$58,358	$264,119	$382,727	$57,376	$67,704	$112,120	$237,200

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$275	$312	$837	$1,424	$436	$636	$1,121	$2,193
Exploration Capital	1,644	1,677	153	3,474	3,740	—	—	3,740
Exploration Expenses	472	259	6,221	6,952	387	4,871	2,626	7,884
Sustaining Capital Expenditures	5,680	24,552	2,087	32,319	7,585	2,215	2,468	12,268
IFRS 16 Lease Adjustments	644	644	—	1,288	—	56	—	56
Total AISC(1)	$68,965	$85,802	$273,417	$428,184	$69,524	$75,482	$118,335	$263,341

Gold Ounces Sold(8)	43,441	33,501	135,681	212,623	40,340	34,030	95,377	169,747
Gold Ounces Sold excluding ounces distributed as dividend-in-kind	43,441	33,501	127,526	204,468	40,340	34,030	95,377	169,747

Cost of Sales per Gold Ounce Sold	$1,829	$1,845	$2,130	$2,019	$1,840	$2,073	$1,213	$1,534
Cash Cost(1) per Gold Ounce Sold	$1,387	$1,742	$1,947	$1,800	$1,422	$1,990	$1,176	$1,397
AISC(1) per Gold Ounce Sold	$1,588	$2,561	$2,015	$2,014	$1,723	$2,218	$1,241	$1,551

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

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NEWS RELEASE

The Company discloses Gross Profit excluding DDA because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found on pages 9, 12, and 14 of this press release.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the non-GAAP financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the reverse takeover transaction events and other items,

•	Gains (losses) on the revaluation of historical call and put options,

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,

•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,

•	Gains (losses) on sale of assets,

•	Unrealized foreign exchange gains (losses),

•	Share-based (expense),
•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,

•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,

•	Non-recurring expenditures or provisions,
•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

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NEWS RELEASE

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net (Loss) Earnings to attributable to Shareholders of the Company to Adjusted Net Earnings can be found on page 13 of this press release and in the Company's MD&A in Section 1: Highlights and Relevant Updates, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) on the revaluation of historical call and put options,
•	Unrealized Gains (losses) on financial instruments and embedded derivatives,
•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•	Gains (losses) on sale of assets,
•	Unrealized foreign exchange gains (losses),
•	Share-based (expense),
•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•	Non-recurring provisions,
•	Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA, which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

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NEWS RELEASE

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

(In thousands of US Dollars)	For three months ended June 30,		For six months ended June 30,
	2025	2024	2025	2024
Net (Loss) Earnings	$(15,524)	$16,419	$24,413	$15,577
Finance costs, net	$2,764	$7,082	$8,074	$12,719
DDA	21,186	12,358	40,143	23,460
Current income tax expense	14,560	18,894	42,260	27,380
Deferred income tax expense	(24)	769	11,320	5,748
EBITDA(1)	$22,962	$55,522	$126,210	$84,884

(In thousands of US Dollars)	For three months ended June 30,		For six months ended June 30,
	2025	2024	2025	2024
EBITDA(1)	$ 22,962	$ 55,522	$ 126,210	$ 84,884
Loss on revaluation of financial instrument	13,971	2,099	28,087	3,882
Share-based expense	17,170	2,011	21,277	4,138
Other Adjustments	17,620	(3,148)	29,983	(1,066)
Adjusted EBITDA(1)	$ 71,723	$ 56,484	$ 205,557	$ 91,838

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" and "financial outlook" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this press release includes, without limitation, statements with respect to:

•	current production positioning the Company to meet its guidance for the year as presented herein;
•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met and within the expected timelines indicated;
•	current available liquidity, coupled with an anticipated step change in production and commensurate cost reduction for the remainder of the year resulting in additional flexibility from increased cash flows, positioning the Company to execute on Kurmuk's remaining capital expenditures;

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•	the series of operational enhancements and strategic initiatives undertaken by the Company aimed at delivering a materially stronger second half of the year, and expectations in connection with the second half of the year;
•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
•	the Company’s expectations with respect to settling framework agreements and completing detailed contract negotiations for power supply solutions at Sadiola by the beginning of the fourth quarter of 2025;
•	the Company’s expectations relating to the performance of its mineral properties;
•	the estimation of Mineral Reserves and Mineral Resources;
•	the conversion of Mineral Resources to Mineral Reserves;
•	the Company’s expectation that its recent NYSE listing will provide it with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in its common shares, increased research coverage from U.S. investment banks, and the opportunity for broader index inclusion;
•	the timing and amount of estimated future production;
•	the estimation of the life of mine of the Company’s projects;
•	the timing and amount of estimated future capital and operating costs;
•	the costs and timing of exploration and development activities;
•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits; and
•	the Company’s community relations in the locations where it operates. .
•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

◦          the Company’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves and Mineral Resources;
•	the conversion of Mineral Resources to Mineral Reserves;
•	the Company's expectations in connection with its strategic partnership transaction with Ambrosia Investment Holding L.L.C-S.P.C;
•	the Company's expectations in connection with pursuing a listing on NYSE and the benefits thereof;
•	the timing and amount of estimated future production;
•	the estimation of the life of mine of the Company’s projects;
•	the timing and amount of estimated future capital and operating costs;
•	the costs and timing of exploration and development activities;
•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and
•	the Company’s expectations regarding the payment of any future dividends.

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NEWS RELEASE

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with potential strategic partnerships in the future; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein and in the Company's annual information form, management discussion and analysis and other public disclosure available under the Company's profile at www.sedarplus.ca.

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NEWS RELEASE

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2024, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and 43-101. Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	include an allowance for mining dilution and ore loss.

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NEWS RELEASE

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Resources	Qualified Person of Mineral Reserves
Sadiola Mine	Shane Fieldgate	Steve Craig
Korali-Sud Mine	Phillip Schiemer	Steve Craig
Kurmuk Project	Phillip Schiemer	Steve Craig
Bonikro Mine	Phillip Schiemer	Esteban Chacon
Agbaou Mine	Phillip Schiemer	Esteban Chacon

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Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2024.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	18,427	0.50	295	131,232	1.59	6,702	149,659	1.45	6,997
Korali-Sud Mine	1,151	0.70	26	4,188	1.23	166	5,340	1.12	192
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	6,021	0.76	147	5,961	1.55	297	11,982	1.15	444
Agbaou Mine	2,241	1.66	115	7,250	1.47	343	9,491	1.53	458
Total Mineral Reserves	49,704	1.03	1,645	187,302	1.53	9,187	237,006	1.42	10,832

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

Notes:

•	Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101.
•	Shown on a 100% basis.
•	Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

Sadiola Mine and Korali-Sud Mines:

•	Includes an allowance for mining dilution at 8% and ore loss at 3%
•	A base gold price of $1700/oz was used for the pit optimization with US$1,800/oz for Korali Sud
•	The cut-off grades used for Mineral Reserves reporting were informed by a $1700/oz gold price and vary from 0.31 g/t to 0.78 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Kurmuk Project:

•	Includes an allowance for mining dilution at 18% and ore loss at 2%
•	A base gold price of $1500/oz was used for the pit optimization, with the selected pit shells using values of $1320/oz (revenue factor 0.88) for Ashashire and $1440/oz (revenue factor 0.96) for Dish Mountain.
•	The cut-off grades used for Mineral Reserves reporting were informed by a $1500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Bonikro Mine:

•	Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore loss at 1%
•	A base gold price of $1800/oz was used for the Mineral Reserves for the Bonikro pit:

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◦	With the selected pit shell using a value of $1800/oz (revenue factor 1.00).
◦	Cut-off grades vary from 0.57 to 0.63 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.
•	A base gold price of $1800/oz was used for the Mineral Reserves for the Agbalé pit:
◦	With the selected pit shell using a value of $1800/oz (revenue factor 1.00).
◦	Cut-off grades vary from 0.67 to 0.78 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

•	Includes an allowance for mining dilution of 1m on either side of the mineralized unit and ore at 1%
•	A base gold price of $1800/oz was used for the Mineral Reserves for the:
◦	Pit designs (revenue factor 1.00)
◦	Cut-off grades which range from 0.41 to 0.63 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2024.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	19,833	0.55	349	192,248	1.55	9,610	212,081	1.46	9,958
Korali-Sud Mine	1,194	0.73	28	6,411	1.29	266	7,605	1.20	294
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	9,649	1.08	336	30,565	1.37	1,345	40,214	1.30	1,681
Agbaou Mine	1,748	2.29	129	7,579	2.06	502	9,327	2.10	631
Total Mineral Resources (M&I)	52,896	1.17	1,990	274,242	1.55	13,694	327,137	1.49	15,684

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

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The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2024.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	14,271	1.08	496
Korali-Sud Mine	316	0.73	7
Kurmuk Project	5,980	1.62	311
Bonikro Mine	11,129	1.33	474
Agbaou Mine	1,986	2.35	150
Total Mineral Resources (Inferred)	33,683	1.33	1,439

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

Notes:

•	Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.
•	Shown on a 100% basis.
•	Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	The Sadiola, Korali Sud, Bonikro, and Agbaou Mineral Resource Estimates are listed at 0.5 g/t Au cut-off grade, constrained within an US$2000/oz pit shell and depleted to December 31, 2024
•	The Kurmuk Mineral Resource Estimate is listed at 0.5 g/t Au cut-off grade, constrained within an US$1800/oz pit shell.
•	Rounding of numbers may lead to discrepancies when summing columns
•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project. Readers are referred to the Sadiola Mine technical report dated June 12, 2023, the Kurmuk Project technical report dated June 9, 2023, the Bonikro Mine technical report dated July 5, 2023 and the Agbaou Mine technical report dated July 5, 2023, all available on SEDAR+ at www.sedarplus.ca.

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ENDNOTES

(1)	This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in the Non-GAAP Financial Performance Measures section.

(2)	Adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)	Net working capital is defined as the excess of current assets over current liabilities. Current liabilities for the purpose of the net working capital calculation exclude the borrowings associated with the Convertible Debenture, which is classified as current as per IAS 1. Holders can convert at any time, but a conversion would not result in a cash outlay for the Company as it would be settled in shares.

(4)	Historically, Cost of sales was presented inclusive of DDA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DDA refers to the sum of DDA of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DDA, divided by ounces sold.

(5)	Each stock option is exercisable into one common share of the Company, upon vesting. Restricted and Deferred share units are fully vested and redeemable into one common share of the Company.

(6)	Working Capital movement refers to the sum of
a.	(Increase) / decrease in trade and other receivables
b.	(Increase) / decrease in inventories
c.	Increase / (decrease) in trade and other payables

(7)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

(8)	Included in gold ounces sold for the six months ended June 30, 2025 are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.

(9)	Cost of Sales per Gold Ounces Sold is determined based on ounces considered revenue not including those advanced as a dividend-in-kind, while Cash Costs(1) and AISC(1) are determined based on total sales of gold ounces, including the ounces advanced as a dividend-in-kind, along with the costs of production associated with those ounces.

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